Free Writing Prospectus

Filed pursuant to Rule 433

Registration Number 333- 131888

AMBAC FINANCIAL GROUP, INC.

FINAL TERM SHEET

Issuer:	Ambac Financial Group, Inc. (Ticker: ABK)

Title of Security:	Directly-Issued Subordinated Capital SecuritiesSM (“DISCS”)

Scheduled Maturity Date:	February 15, 2037 or, if such date is not a business day, the following business day.

Principal Amount:	$400,000,000

Final Maturity Date:	February 7, 2087 or, if such date is not a business day, the following business day.

Interest Rates:	6.15% per annum until the Scheduled Maturity Date and One-month LIBOR + 183.5 bp per annum thereafter until the Final Maturity Date, unless redeemed or repaid earlier.

Interest Payment Dates:	15th of each February and August until the Scheduled Maturity Date and monthly thereafter until the Final Maturity Date, unless redeemed or repaid earlier.

First Interest Payment Date:	August 15, 2007

Trade Date:	February 7, 2007

Settlement Date (T+3):	February 12, 2007

Applicable Spread for the Purposes of Calculating Redemption Price:	+ 50 bp if the redemption is within 90 days after the occurrence of a tax event or rating agency event, and + 20 bp in other cases.

Benchmark:	UST 4.50% due February 15, 2036

Benchmark Yield:	4.849%

Reoffer Spread:	+ 135 bp

Reoffer Yield:	6.199%

Price to Public:	99.335%

CUSIP:	023139AF5

Expected Ratings:	Aa3 by Moody’s Investors Services, A+ by Standard & Poor’s. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Book-Runner and Sole Structuring Advisor:	Citigroup Global Markets Inc.

Joint Book-Runners:	Goldman, Sachs & Co. J.P. Morgan Securities Inc.

DISCSSM is a service mark of Citigroup Global Markets Inc. Citigroup Global Markets Inc. has applied for patent protection for the DISCSSM structure described in the related prospectus.

Co-Managers:	HSBC Securities (USA) Inc. Lehman Brothers Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wachovia Capital Markets, LLC

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.